

Mail Stop 3233

January 15, 2016

Via E-mail
Mr. Simon J. Misselbrook
Chief Financial Officer
Cole Credit Property Trust V, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, AZ 85016

> **Re:**   **Cole Credit Property Trust V, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-189891**

Dear Mr. Misselbrook:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
  Commodities